SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2012

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from     ____________________ to _______________________________

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

Computer Sciences Corporation Matched Asset Plan
TABLE OF CONTENTS                                     Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED December 31, 2012:
Statements of Net Assets Available for Benefits                         3
Statement of Changes in Net Assets Available for Benefits                     4
Notes to Financial Statements                                     5 - 18 SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2012:
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year)         S-1
Exhibit 23 -- Consent of Independent Registered Public Accounting Firm             E-1

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Computer Sciences Corporation Matched Asset Plan
Falls Church, Virginia

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
June 21, 2012

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Total participant-directed investments - at fair value	$3,475,967,536	$2,999,299,291

Receivables:
Notes receivable from participants	46,349,993	47,025,013
Accrued investment income	3,830,066	3,968,897
Unsettled trade receivables	34,165,994	52,151,787
Other	89,526	341,127
Total receivables	84,435,579	103,486,824
Total assets	3,560,403,115	3,102,786,115

LIABILITIES:
Accrued expenses	1,224,824	1,313,215
Unsettled trade payables	57,936,199	88,491,139
Total liabilities	59,161,023	89,804,354

NET ASSETS AVAILABLE FOR BENEFITS - at fair value	3,501,242,092	3,012,981,761

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(289,666)	(282,671)

NET ASSETS AVAILABLE FOR BENEFITS	$3,500,952,426	$3,012,699,090

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2012

2012
INVESTMENT INCOME (LOSS):
Net appreciation in fair value of investments	$492,318,860
Dividends	14,917,363
Interest	8,692,819

Net investment gain	515,929,042

ADDITIONS:
Participant contributions	247,640,865
Employer contributions	71,031,307
Participant rollovers	7,175,754
Interest income on notes receivable from participants	2,072,241

Total additions	327,920,167

DEDUCTIONS:
Distributions to participants	357,453,036
Administrative expenses	4,033,147

Total deductions	361,486,183

INCREASE IN NET ASSETS AVAILABLE FOR
BENEFITS BEFORE PLAN TRANSFERS	482,363,026

NET TRANSFERS FROM OTHER PLANS	5,890,310

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,012,699,090

End of year	$3,500,952,426

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 -- Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Computer Sciences Corporation, its subsidiaries, and those joint ventures and partnerships, over which Computer Sciences Corporation exercises control, and that participate in the Plan are hereafter collectively referred to as “CSC” or “the Company.”
The Plan is a defined contribution plan adopted by the action of the Board of Directors of CSC taken on November 3, 1986, and constituted an amendment and restatement of the Employee Stock Purchase Plan (“the Prior Plan”).
The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Effective October 18, 2011, the Company revised the governance structure of its broad-based employee benefits plans by dissolving the CSC Retirement and Employee Benefits Plans Committee. Effective on this same date, the Company established the CSC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the plans. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan. Effective June 4, 2011, the Plan changed record keepers from ING to Aon Hewitt.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Interest in the CSC Sponsored Trust - The Plan's investments are in a trust sponsored by the Company ("CSC Trust"). Currently, certain participating plans are not part of the same controlled group as the Company; accordingly, the CSC Trust is not considered a master trust. The assets of the CSC Trust are held by The Bank of New York Mellon (the “Trustee”). At December 31, 2012 and 2011, the Plan's interest in the assets of the CSC Trust was approximately 52.6% and 56.7%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. The Plan has a divided interest in the CSC Trust. Accordingly, the plan reports its investment in the trust account based on an allocation of individual investments of the trust account.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the United States of America (U.S.) payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions. Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute up to an additional $5,500, on a pre-tax basis in 2012.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Participants should refer to the Plan document for more information about the aforementioned groups.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the 20 investment options listed below. The T. Rowe Price Stable Value Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.
Commingled investment funds listed as one fund on Form 5500, Schedule H, Line 4i:

•	Active Allocation Fund issued by Bank of New York Mellon ("BNYM") (EB DL Enhanced AA Fund)

•	S&P 500 Index Fund issued by BNYM (EB Daily Liquidity Stock Index Fund)

•	U.S. Equity Completion Fund issued by BNYM (EB Daily Liquidity Market Completion Fund)

•	Active U.S. Equity Fund issued by Frank Russell (Frank Russell Equity #1 Fund)

•	Money Market Fund issued by State Street Global Advisor ("SSgA")

•	Government TIPS Bond Fund issued by SSgA (US TIPS Index Fund)

•	Target Series Retirement Fund issued by SSgA (Target Retirement Income)

•	Target Series Retirement 2010 Fund issued by SSgA (Target Retirement 2010 SL)

•	Target Series Retirement 2015 Fund issued by SSgA (Target Retirement 2015 SL)

•	Target Series Retirement 2020 Fund issued by SSgA (Target Retirement 2020 SL)

•	Target Series Retirement 2025 Fund issued by SSgA (Target Retirement 2025 SL)

•	Target Series Retirement 2030 Fund issued by SSgA (Target Retirement 2030 SL)

•	Target Series Retirement 2035 Fund issued by SSgA (Target Retirement 2035 SL)

•	Target Series Retirement 2040 Fund issued by SSgA (Target Retirement 2040 SL)

•	Target Series Retirement 2045 Fund issued by SSgA (Target Retirement 2045 SL)

•	Target Series Retirement 2050 Fund issued by SSgA (Target Retirement 2050 SL)

Separately managed investment funds for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:

•	CSC Stock Fund (Computer Sciences Corporation Common Stock)

•	International Equity Fund

•	Short Duration Bond Fund

•	Core Bond Fund

The individual investments of the above listed separately managed funds are listed in the Form 5500, Schedule H, Line 4i Schedule of Assets with the following descriptions:

•	Corporate Bonds

•	U.S. Government Agencies

•	U.S. Treasuries

•	State and Local Obligations

•	Agency Mortgage Backed Securities

•	Asset and Other Mortgage Backed Securities

•	Non U.S. Government

•	Futures

•	Credit Default Swap

•	Interest Rate Swap

•	Common Stock

The investment return, gains and losses, in the respective funds fluctuate on a daily basis within a participant's account due to changes in the net asset values (NAVs).
Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.
With the exception of a few selected groups of participants, vesting in his or her Matching Contributions Account, as defined, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability, or death while performing qualified military service.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, as defined, or upon withdrawal from the Plan. Such forfeitures during 2012 amounted to $5,984,700. Forfeitures may be applied to reduce future matching contributions by the Company. The Plan had a forfeiture balance of $1,701,945 at December 31, 2012 and $608,506 at December 31, 2011. During the year ended December 31, 2012, employer contributions were reduced by $4,891,261.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.

Administrative Expenses - Administrative expenses are paid by the Plan as provided in the Plan document. Effective June 30, 2011, a $3.20 monthly administration fee is applied to accounts of terminated participants.

Note 2 -- Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including short-term investment funds ("STIF"), fixed income securities, commingled funds, a stable value fund, Company stock, and certain derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
The Plan also invests in securities of international companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5). Investments in the STIF are stated at amortized cost which approximates fair value. Fixed income securities including U.S. Treasuries, U.S. government agencies fixed income securities, corporate bonds, mortgage backed, asset backed and other fixed income securities are generally valued using model-based pricing methods that use observable market data as inputs. Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year. Derivatives are stated at fair value (see Note 9).
The Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen and not available to new contributions. The Fund is stated at the fair value of the underlying investments and then adjusted to contract value for the purposes of the statements of net assets available for benefits. Contract value represents contributions made to the Fund plus earnings, less participant withdrawals. Fair value of the Fund is generally determined by discounting the scheduled future payments required under the contract using an interpolated market discount rate for contracts with maturities comparable to the average remaining life of the contract being valued. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts (GICs) issued by insurance companies; Bank Investment Contracts (BICs) issued by banks; Synthetic Investment Contracts (SICs) issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts (SACs); and other similar instruments which are intended to maintain a constant NAV.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of circumstances that may affect the the Fund's ability to transact at contract value include, but are not limited to, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder, certain trust amendments if the issuer's consent is not obtained. As of December 31, 2012, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $6,729,682 and $4,825,661 at December 31, 2012 and 2011, respectively.
New Accounting Standards Adopted
ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs - In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption in 2012 had no effect on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits.
Note 3 -- Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.
The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code and the Plan continues to be tax-exempt. As such, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions.

Note 4 -- Investment Funds

Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate once per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.
The following table represents the Plan's investments (including the underlying investments of the separately managed funds) that exceeded 5% of the Plan's net assets available for benefits, as of December 31, 2012 and 2011:

Description of Issue	2012	2011

SSgA Money Market Fund	$298,201,983	$301,609,276
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund (1)	438,006,297	389,460,513
Mellon Bank EB Daily Market Completion Fund (1)	277,326,898	263,641,483
Frank Russell Equity #1 Fund	191,518,942	174,639,971
CSC common stock (1)	435,409,903	239,403,962
Balanced Commingled Funds:
SSgA Target Retirement 2020	202,940,137	169,602,289
SSgA Target Retirement 2025	190,528,399	156,585,762

(1) Represents a party-in-interest to the Plan.

The Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value during the year ended December 31, 2012 as follows:

2012

Interest in commingled funds	$286,113,457
CSC common stock	177,713,370
International equities	25,167,386
Bonds and debentures	3,312,887
Other	11,760

Net appreciation in fair value of investments	$492,318,860

Note 5 -- Fair Value Measurements

In accordance with ASC 820, the Plan classifies investments into three levels based on valuation inputs used to determine fair value. Level 1 refers to securities valued using quoted prices from active markets for identical assets; Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable; and Level 3 refers to securities valued based on significant unobservable inputs. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - Cash and cash equivalents are primarily short-term investment funds that are categorized as Level 2 and are stated at amortized cost which approximates fair value.
Fixed income securities are categorized as Level 2. These investments are generally valued using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed-income securities in which the Plan invests. However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed-income security.

Fixed-income class	Examples of standard inputs

All
Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as “standard inputs”)

Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness

U.S. Treasuries, U.S. government agencies, state and local obligations, non-U.S. government securities	Standard inputs

Mortgage backed securities, asset backed securities	Standard inputs, prepayment speeds, actual pool, and collateral information

U.S. and global equity securities in separate accounts are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. Equity securities in commingled accounts are categorized as Level 2.
Derivative instruments are generally valued using model based pricing methods with observable inputs, and are categorized as Level 2. Inputs may include, for example, notional amounts, currency, maturity date, and payment frequency. See Note 9.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and December 31, 2011, there were no transfers between levels.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2012 and December 31, 2011 are as follows:

	Investment Assets at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
Global/International	$76,534,032	$104,528,530	$—	$181,062,562
CSC common stock	435,409,903	—	—	435,409,903
Domestic equity commingled funds	—	1,031,485,991	—	1,031,485,991

Fixed Income:
U.S. Treasuries	—	95,944,207	—	95,944,207
U.S. government agencies	—	14,105,936	—	14,105,936
State and local obligations	—	1,585,392	—	1,585,392
Non U.S. government	—	4,216,775	—	4,216,775
Mortgage backed securities	—	64,095,262	—	64,095,262
Asset backed securities	—	63,588,101	—	63,588,101
Corporate bonds	—	72,825,173	—	72,825,173
Fixed income commingled fund	—	171,435,064	—	171,435,064
Stable value fund	—	7,027,597	—	7,027,597
Balanced commingled funds	—	1,008,744,474	—	1,008,744,474

Derivatives	—	294,671	—	294,671

Cash & cash equivalents	67,321	324,079,107	—	324,146,428

Total investment assets at fair value	$512,011,256	$2,963,956,280	$—	$3,475,967,536

	Investment Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
Global/International	$70,954,560	$93,457,593	$—	$164,412,153
CSC common stock	239,403,962	—	—	239,403,962
Domestic equity commingled funds	—	940,386,862	—	940,386,862

Fixed Income:
U.S. Treasuries	—	104,757,145	—	104,757,145
U.S. government agencies	—	6,839,471	—	6,839,471
State and local obligations	—	1,773,819	—	1,773,819
Non U.S. government	—	2,439,122	—	2,439,122
Mortgage backed securities	—	71,132,570	—	71,132,570
Asset backed securities	—	45,411,732	—	45,411,732
Corporate bonds	—	78,857,947	—	78,857,947
Fixed income commingled fund	—	138,451,875	—	138,451,875
Stable value fund	—	8,105,328	—	8,105,328
Balanced commingled funds	—	845,337,697	—	845,337,697

Derivatives	—	(609,041)	—	(609,041)

Cash & cash equivalents	655	352,597,994	—	352,598,649

Total investment assets at fair value	$310,359,177	$2,688,940,114	$—	$2,999,299,291
Short-Term and Commingled Funds - The following funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants. The investment strategy for each commingled fund category as presented above is as follows:

•	Short-term investment funds

The Money Market Fund is a commingled STIF utilized for the Money Market Fund option for participants and holds highly liquid, short term investments.

The Collective STIF (an underlying investment of separately managed funds) for the investment of overnight cash holdings and holds exchange traded and short duration securities.

•	Domestic equity commingled funds

The Mellon Daily Liquidity Stock Index Fund (S&P 500 Index Fund) holds each stock in the S&P 500 Index. Each stock in the Fund is held near its S&P 500 Index proportion weights. The Index is structured to approximate the general distribution of the industries in the U.S. economy.

In the Frank Russell Equity #1 Fund (Active U.S. Equity Fund), to moderate volatility, the fund manager actively manages the Fund using a multi-style, multimanager structure, using three primary styles of equity investment management: value, growth and market-oriented managers.

The Mellon EB Daily Liquidity Market Completion Fund (U.S. Equity Completion Fund) seeks to match the performance of the Dow Jones 4500 Completion Index, which is made up of the universe of mid- and small-size companies. The Fund samples from the smaller company stocks and optimizes the investment universe to reflect the characteristics of the entire Index.

•	Fixed income commingled fund

The SSgA US TIPS Index Fund (Government TIPS Bond Fund) seeks to match the return of the Barclays Capital Inflation Notes Index by investing in a portfolio of U.S. Treasury inflation protected securities. The manager seeks to remain duration neutral to the Index at all times and seeks to match overall sector and security weightings to the Index. The strategy is one of full replication, owning a market-value weight of each security in the benchmark.

•	Stable value fund

The T. Rowe Price Frozen Stable Value Fund invests primarily in a portfolio of GICs, BICs, and SICs, including underlying fixed income securities supporting SICs. Contracts are issued by U.S. insurance companies, U.S. banks, and U.S. branches of foreign insurance companies and foreign banks.

•	Balanced commingled funds

The SSgA Target Series of Investment Funds (Retirement and the Target Series Retirement Funds, 2010 through 2050) provide a diversified allocation of stocks, bonds, REITs and commodities. The specific allocation is determined by the expected retirement date. Professional managers then adjust the index fund mix annually, forming an increasingly more conservative asset allocation as the retirement date approaches.

In the Mellon EB Daily Liquidity Enhanced Active Allocation Fund (Active Allocation Fund), the investment manager decides how much to invest in the various markets or asset classes (stocks, bonds and cash equivalents) based on their assessment of the relative valuations of the asset classes using an asset allocation model. The decision is made relative to the Fund's benchmark. CSC is currently the sole investor in the fund.

Note 6 -- Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.
Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid rateably through payroll deductions.

Note 7 -- Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with the short-term investment fund managed by the trustee were paid by the Company and amounted to $1,500 for the year ended December 31, 2012. During the year ended December 31, 2012, the Plan expensed $706,125 to The Bank of New York Mellon's Mellon Capital Management for fund manager fees.
At December 31, 2012 and 2011, the Plan held 10,871,658 and 10,101,433 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $522,606,355 and $509,322,417, respectively. The Plan received $8,502,568 in dividends from the Computer Sciences Corporation common stock for the year ended December 31, 2012.

Note 8 -- Mergers and Spin-Off

Effective March 31, 2012, The Maricom Systems, Inc. 401(k) Plan was merged with and into the Plan. The participants' investment account balances were transferred into the Plan. As a result of the mergers, $5,890,310 in assets were transferred into the Plan during the year ended December 31, 2012. Plan's management believes that this merger is a tax exempt transaction under the applicable provisions of the Code, and therefore not subject to federal income tax.

Note 9 -- Derivative Financial Instruments

In the Plan's investment funds, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities. Currency contracts are primarily used to diminish foreign exchange risk for investments held in currencies other than the U.S. dollar. Equity and commodity contracts are used to cost effectively meet investment target allocations. Exchange listed futures are priced using vendor services. Over-the-counter derivatives are priced using broker quotes.
Futures Contracts - The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. The credit risk associated with these contracts is minimal as they are traded by professional investment managers on organized exchanges and settled daily.
During 2012 and 2011, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities. Upon entering into a futures contract, the Plan is required to deposit, either in cash or securities, an amount (“initial margin”) equal to a certain percentage of the fair value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.
At December 31, 2012, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $69,934,205 and $16,850,320, respectively. At December 31, 2011, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $46,268,680 and $12,072,211, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

Futures are priced nightly with an offset to cash at the broker. The fair value of futures contracts in the statement of net assets available for benefits is $98,737 at December 31, 2012. The fair value of futures contracts was $57,575 at December 31, 2011. Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.
Interest Rate Swaps - An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR). The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap. Counterparties must be rated BBB or better by a nationally recognized rating agency. The Plan had entered into nine interest rate swap contracts as of December 31, 2012, with a total fair value of $172,783 and a notional value of $19,500,000. The Plan had entered into 17 interest rate swap contracts as of December 31, 2011, with a total fair value of $(600,903) and a notional value of $52,000,000.
Credit Default Swaps - A credit default swap is designed to transfer the credit exposure of fixed income products between parties. The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product. By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap. The Plan had entered into two credit default swaps, as the buyer, with a fair value of $23,151 and notional amount of $345,000 as of December 31, 2012. The Plan had entered into two credit default swaps, as the buyer, with a fair value of $(65,713) and notional amount of $2,450,000 as of December 31, 2011.
At December 31, 2012, the fair value of derivatives was $294,671. At December 31, 2011, the fair value of derivatives was $(609,041).
The fair values of derivative instruments in the statement of net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	As of December 31, 2012
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$186,211	Investments at fair value	$(13,428)
Futures	Investments at fair value	113,073	Investments at fair value	(14,336)
Credit default swaps	Investments at fair value	23,151	Investments at fair value	—

Total derivatives		$322,435		$(27,764)

	As of December 31, 2011
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$164,590	Investments at fair value	$(765,493)
Futures	Investments at fair value	162,151	Investments at fair value	(104,576)
Credit default swaps	Investments at fair value	—	Investments at fair value	(65,713)

Total derivatives		$326,741		$(935,782)

The effect of derivative instruments on the statement of changes in net assets available for benefits is as follows:

	For the Year Ended December 31, 2012
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Location of Gain or (Loss) in the Statement of Changes in Net Assets Available for Benefits	Amount of Gain (Loss) Recognized in Income on Derivatives
Interest rate swaps	Net depreciation in fair value of investments	$(1,207,692)
Futures contracts	Net depreciation in fair value of investments	(499,970)
Credit default swap	Net appreciation in fair value of investments	29,106
Net derivative loss		$(1,678,556)

Note 10 -- Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, at December 31, 2012 and 2011:

	2012	2011

Net assets available for benefits per the financial statements	$3,500,952,426	$3,012,699,090
Amounts allocated to withdrawing participants	(6,729,682)	(4,825,661)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	289,666	282,671
Net assets available for benefits per Form 5500	$3,494,512,410	$3,008,156,100
The following is a reconciliation of the net decrease in assets before transfers per the financial statements to the Form 5500 for the year ended December 31, 2012:

2012

Net increase in net assets before transfers per the financial statements	$482,363,026
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	289,666
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(282,671)
Distributions allocated to withdrawing participants at end of year	(6,729,682)
Distributions allocated to withdrawing participants at start of year	4,825,661
Net increase in net assets before transfers per Form 5500	$480,466,000

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2012:

2012

Distributions to participants per the financial statements	$357,453,036
Amounts allocated to withdrawing participants at end of year	6,729,682
Amounts allocated to withdrawing participants at start of year	(4,825,661)
Distributions to participants per the Form 5500	$359,357,057

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 11 -- Subsequent Events

The Plan was amended effective June 1, 2013, to give each participant the opportunity to make an election with respect to cash dividends paid on company stock held on behalf of the participant in the portion of the Plan constituting an employee stock ownership plan. In accordance with Code Section 404(k)(2)(A)(iii) and applicable Treasury regulations, participants may elect either to receive such dividends in a cash distribution from the Plan or to have the dividends reinvested in company stock within the Plan.

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	US Dollar	Cash & cash equivalents		66,656
	Euro	Cash & cash equivalents		665
			Total Cash & Cash Equivalents	67,321

	State Street Global Advisor	Money Market Fund		298,201,983
*	The Bank of New York Mellon	Collective Short Term Invest Fd		25,877,124
			Total Short-Term Investments	324,079,107

*	Computer Sciences Corporation	Common Stock (10,871,658 shares)		435,409,903

	Computer Sciences Corporation	Participant loans - Interest rates range from 3.25% to 9.75%; Maturities range from 2004[1] to 2027		46,349,993

	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME		37,793,244
	State Street Global Advisor	SSGA TARGET RETIREMENT 2010 SL		65,298,573
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL		168,781,220
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL		202,940,137
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL		190,528,399
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL		142,392,357
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL		94,507,681
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL		59,298,888
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL		25,984,012
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL		21,219,964
*	Mellon Bank,N.A.	EB DL ENHANCED AA FUND		124,633,853
	Frank Russell	FRANK RUSSELL EQUITY #I FUND		191,518,942
*	Mellon Bank,N.A.	EB DAILY LIQUIDITY STOCK INDEX FUND		438,006,297

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
*	Mellon Bank,N.A.	EB DAILY LIQUIDITY MARKET COMPLETION FUND				277,326,898
	State Street Global Advisor	SSGA US TIPS INDEX FUND (CMF8)				171,435,064
	T. Rowe Price	T ROWE PRICE STABLE VALUE				7,027,597
					Total Interest in Commingled Funds	2,218,693,126

	ABBVIE INC 144A	Corporate bonds	1.750%	11/6/2017		394,242
	ABBVIE INC 144A	Corporate bonds	2.900%	11/6/2022		178,217
	ABBVIE INC 144A	Corporate bonds	4.400%	11/6/2042		95,682
	ACHMEA HYPOTHEEKBANK NV 144A	Corporate bonds	3.200%	11/3/2014		980,151
	AMERICA MOVIL SAB DE CV	Corporate bonds	5.500%	3/1/2014		814,887
	AMERICAN AIRLINES 2011-2 CLASS	Corporate bonds	8.625%	10/15/2021		58,523
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	3.800%	3/22/2017		297,642
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	4.875%	6/1/2022		251,157
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	3.000%	3/20/2015		572,284
	AMERICAN TRANSMISSION SYS 144A	Corporate bonds	5.250%	1/15/2022		345,473
	AMGEN INC	Corporate bonds	5.375%	5/15/2043		253,491
	ANADARKO PETROLEUM CORP	Corporate bonds	5.950%	9/15/2016		518,009

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ANADARKO PETROLEUM CORP	Corporate bonds	7.625%	3/15/2014		107,490
	ANADARKO PETROLEUM CORP	Corporate bonds	5.750%	6/15/2014		79,799
	ANADARKO PETROLEUM CORP	Corporate bonds	6.375%	9/15/2017		235,316
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	2.500%	7/15/2022		251,565
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	3.750%	7/15/2042		170,786
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	0.800%	7/15/2015		631,648
	AT&T INC	Corporate bonds	0.875%	2/13/2015		1,265,907
	BANK OF AMERICA CORP	Corporate bonds	5.625%	10/14/2016		407,053
	BANK OF AMERICA CORP	Corporate bonds	5.650%	5/1/2018		366,485
	BANK OF AMERICA CORP	Corporate bonds	6.500%	8/1/2016		600,475
	BANK OF AMERICA CORP	Corporate bonds	3.750%	7/12/2016		299,300
	BANK OF AMERICA CORP	Corporate bonds	5.700%	1/24/2022		276,586
	BAT INTERNATIONAL FINANCE 144A	Corporate bonds	3.250%	6/7/2022		235,569
	BERKSHIRE HATHAWAY INC	Corporate bonds	2.200%	8/15/2016		99,122
	BG ENERGY CAPITAL PLC 144A	Corporate bonds	2.500%	12/9/2015		495,811
	BP CAPITAL MARKETS PLC	Corporate bonds	2.500%	11/6/2022		510,279
	BP CAPITAL MARKETS PLC	Corporate bonds	5.250%	11/7/2013		891,800
	BROADCOM CORP	Corporate bonds	1.500%	11/1/2013		1,552,959

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CAISSE CENTRALE DESJARDIN 144A	Corporate bonds	2.650%	9/16/2015		659,524
	CAIXA ECONOMICA FEDERAL 144A	Corporate bonds	2.375%	11/6/2017		282,863
	CAMERON INTERNATIONAL CORP	Corporate bonds	7.000%	7/15/2038		236,931
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	6.750%	9/15/2017		140,447
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	4.750%	7/15/2021		490,094
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	6.250%	11/15/2013		492,714
	CATHOLIC HEALTH INITIATI	Corporate bonds	1.600%	11/1/2017		303,210
	CDP FINANCIAL INC 144A	Corporate bonds	4.400%	11/25/2019		1,179,399
	CITIGROUP INC	Corporate bonds	4.750%	5/19/2015		269,509
	COCA-COLA ENTERPRISES INC	Corporate bonds	2.000%	8/19/2016		847,881
	COMCAST CORP	Corporate bonds	7.050%	3/15/2033		46,623
	COMCAST CORP	Corporate bonds	5.900%	3/15/2016		114,893
	COMCAST CORP	Corporate bonds	6.950%	8/15/2037		108,485
	COMCAST CORP	Corporate bonds	6.400%	3/1/2040		129,532
	CONSOLIDATED NATURAL GAS CO	Corporate bonds	5.000%	3/1/2014		26,225
	CONSTELLATION ENERGY GROUP INC	Corporate bonds	5.150%	12/1/2020		201,189
	CORP NACIONAL DEL COBRE D 144A	Corporate bonds	3.750%	11/4/2020		167,605
	CORP NACIONAL DEL COBRE DE CHI	Corporate bonds	5.500%	10/15/2013		731,728

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CORP NACIONAL DEL COBRE DE CHI	Corporate bonds	4.750%	10/15/2014		657,563
	COVENTRY HEALTH CARE INC	Corporate bonds	5.450%	6/15/2021		297,139
	COX COMMUNICATIONS INC 144A	Corporate bonds	8.375%	3/1/2039		306,930
	CREDIT SUISSE AG/GUERNSEY 144A	Corporate bonds	1.625%	3/6/2015		590,791
	CREDIT SUISSE/NEW YORK NY	Corporate bonds	5.400%	1/14/2020		213,634
	CREDIT SUISSE/NEW YORK NY	Corporate bonds	5.000%	5/15/2013		457,408
	CREDIT SUISSE/NEW YORK NY	Corporate bonds	5.000%	5/15/2013		431,997
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	6.113%	1/15/2020		746,779
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	4.523%	1/15/2015		648,398
	CVS CAREMARK CORP	Corporate bonds	2.750%	12/1/2022		150,558
	DEERE & CO	Corporate bonds	2.600%	6/8/2022		248,087
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	6.350%	3/15/2040		126,284
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	3.500%	3/1/2016		211,881
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	3.800%	3/15/2022		154,748
	DNB BOLIGKREDITT AS 144A	Corporate bonds	2.900%	3/29/2016		451,852
	DOMINION RESOURCES INC/VA	Corporate bonds	5.950%	6/15/2035		221,491
	DOMINION RESOURCES INC/VA	Corporate bonds	4.900%	8/1/2041		140,061
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	1.750%	12/15/2016		1,091,851

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	EBAY INC	Corporate bonds	0.700%	7/15/2015		281,048
	EKSPORTFINANS ASA	Corporate bonds	5.500%	6/26/2017		447,281
	EKSPORTFINANS ASA	Corporate bonds	1.875%	4/2/2013		689,340
	EL PASO NATURAL GAS CO LLC	Corporate bonds	5.950%	4/15/2017		277,482
	EL PASO PIPELINE PARTNERS OPER	Corporate bonds	6.500%	4/1/2020		106,082
	EL PASO PIPELINE PARTNERS OPER	Corporate bonds	4.100%	11/15/2015		616,770
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	5.200%	2/1/2022		57,036
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	6.500%	2/1/2042		335,468
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	6.500%	1/31/2019		93,990
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	4.450%	2/15/2043		60,750
	EXELON GENERATION CO LLC 144A	Corporate bonds	4.250%	6/15/2022		158,047
	EXPORT-IMPORT BANK OF KOREA	Corporate bonds	8.125%	1/21/2014		134,140
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.950%	6/1/2035		58,422
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.950%	2/1/2038		266,223
	FLORIDA POWER CORP	Corporate bonds	6.400%	6/15/2038		134,690
	FMS WERTMANAGEMENT	Corporate bonds	1.000%	11/21/2017		458,403
	FMS WERTMANAGEMENT	Corporate bonds	1.000%	11/21/2017		1,269,348
	FORD MOTOR CREDIT CO LLC	Corporate bonds	8.125%	1/15/2020		807,268

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FORD MOTOR CREDIT CO LLC	Corporate bonds	6.625%	8/15/2017		128,531
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	6.150%	8/7/2037		99,456
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	2.375%	6/30/2015		619,786
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	1.000%	12/11/2015		288,155
	GENERAL ELECTRIC CO	Corporate bonds	2.700%	10/9/2022		219,151
	GEORGIA POWER CO	Corporate bonds	3.000%	4/15/2016		523,773
	GLAXOSMITHKLINE CAPITAL PLC	Corporate bonds	2.850%	5/8/2022		72,706
	GLENCORE FUNDING LLC	Corporate bonds	6.000%	4/15/2014		269,320
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.250%	10/15/2013		445,055
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	6.150%	4/1/2018		99,855
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.750%	1/24/2022		620,661
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	6.000%	5/1/2014		500,197
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.125%	1/15/2015		128,914
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.300%	5/3/2015		682,678
	GTE CORP	Corporate bonds	6.940%	4/15/2028		33,260
	HCP INC	Corporate bonds	2.625%	2/1/2020		209,180
	HP ENTERPRISE SERVICES LLC	Corporate bonds	6.000%	8/1/2013		471,584
	HSBC BANK PLC 144A	Corporate bonds	3.100%	5/24/2016		475,772

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	HSBC BANK PLC 144A	Corporate bonds	3.100%	5/24/2016		555,067
	HSBC BANK PLC 144A	Corporate bonds	1.130%	1/17/2014		639,383
	HSBC FINANCE CORP	Corporate bonds	6.676%	1/15/2021		112,705
	HSBC HOLDINGS PLC	Corporate bonds	6.100%	1/14/2042		186,279
	ING BANK NV 144A	Corporate bonds	3.750%	3/7/2017		520,757
	ING BANK NV 144A	Corporate bonds	3.900%	3/19/2014		868,067
	INTEL CORP	Corporate bonds	1.950%	10/1/2016		1,033,104
	INTERNATIONAL PAPER CO	Corporate bonds	9.375%	5/15/2019		13,637
	INTERNATIONAL PAPER CO	Corporate bonds	4.750%	2/15/2022		339,461
	INTERPUBLIC GROUP OF COS INC/T	Corporate bonds	6.250%	11/15/2014		213,253
	JPMORGAN CHASE & CO	Corporate bonds	3.250%	9/23/2022		401,615
	JPMORGAN CHASE & CO	Corporate bonds	3.450%	3/1/2016		307,983
	KELLOGG CO	Corporate bonds	3.125%	5/17/2022		272,477
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.000%	8/15/2042		103,858
	KRAFT FOODS GROUP INC 144A	Corporate bonds	2.250%	6/5/2017		268,922
	LINCOLN NATIONAL CORP	Corporate bonds	6.050%	4/20/2067		39,850
	MACY'S RETAIL HOLDINGS INC	Corporate bonds	5.875%	1/15/2013		30,047
	MANULIFE FINANCIAL CORP	Corporate bonds	3.400%	9/17/2015		578,332

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MCDONALD'S CORP	Corporate bonds	0.750%	5/29/2015		402,864
	METLIFE INSTITUTIONAL FUN 144A	Corporate bonds	1.625%	4/2/2015		738,602
	METLIFE INSTITUTIONAL FUN 144A	Corporate bonds	1.625%	4/2/2015		392,223
	METROPOLITAN LIFE GLOBAL 144A	Corporate bonds	5.125%	6/10/2014		239,198
	METROPOLITAN LIFE GLOBAL 144A	Corporate bonds	2.000%	1/10/2014		933,154
	MIDAMERICAN ENERGY HOLDINGS CO	Corporate bonds	5.950%	5/15/2037		216,073
	MIDAMERICAN ENERGY HOLDINGS CO	Corporate bonds	6.500%	9/15/2037		99,616
	MONDELEZ INTERNATIONAL INC	Corporate bonds	6.500%	8/11/2017		538,629
	MONDELEZ INTERNATIONAL INC	Corporate bonds	4.125%	2/9/2016		391,132
	MONSANTO CO	Corporate bonds	2.750%	4/15/2016		322,541
	MORGAN STANLEY	Corporate bonds	5.500%	7/28/2021		266,813
	MYLAN INC/PA 144A	Corporate bonds	6.000%	11/15/2018		220,889
	NATIONAL RURAL UTILITIES COOPE	Corporate bonds	0.410%	8/9/2013		526,971
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	5.950%	4/1/2041		52,719
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	4.450%	1/15/2043		113,415
	NEW YORK LIFE GLOBAL FUND 144A	Corporate bonds	1.300%	1/12/2015		906,665
	NEWFIELD EXPLORATION CO	Corporate bonds	5.625%	7/1/2024		151,200
	NEWS AMERICA INC	Corporate bonds	7.750%	1/20/2024		50,355

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	NEWS AMERICA INC	Corporate bonds	8.500%	2/23/2025		67,889
	NIAGARA MOHAWK POWER CORP 144A	Corporate bonds	3.553%	10/1/2014		287,592
	NORDEA EIENDOMSKREDITT A	Corporate bonds	2.125%	9/22/2017		760,295
	OHIO POWER CO	Corporate bonds	6.050%	5/1/2018		209,997
	OMNICOM GROUP INC	Corporate bonds	5.900%	4/15/2016		50,154
	OMNICOM GROUP INC	Corporate bonds	4.450%	8/15/2020		93,470
	ONCOR ELECTRIC DELIVERY CO LLC	Corporate bonds	5.300%	6/1/2042		142,912
	PACIFIC LIFE GLOBAL FUNDING	Corporate bonds	5.150%	4/15/2013		597,840
	PACIFICORP	Corporate bonds	5.750%	4/1/2037		177,183
	PENSKE TRUCK LEASING CO L 144A	Corporate bonds	3.125%	5/11/2015		336,712
	PETROBRAS INTERNATIONAL FINANC	Corporate bonds	3.875%	1/27/2016		406,176
	PETROHAWK ENERGY CORP	Corporate bonds	10.500%	8/1/2014		580,425
	PETROHAWK ENERGY CORP	Corporate bonds	7.250%	8/15/2018		141,118
	PETROLEOS MEXICANOS	Corporate bonds	8.000%	5/3/2019		65,375
	PETROLEOS MEXICANOS	Corporate bonds	6.000%	3/5/2020		80,065
	PETROLEOS MEXICANOS	Corporate bonds	5.500%	1/21/2021		213,836
	PRECISION CASTPARTS CORP	Corporate bonds	1.250%	1/15/2018		1,115,839
	PRICOA GLOBAL FUNDING I	Corporate bonds	0.520%	6/24/2016		407,762

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PRINCIPAL LIFE GLOBAL FUN 144A	Corporate bonds	1.125%	9/18/2015		541,062
	PROGRESS ENERGY INC	Corporate bonds	7.000%	10/30/2031		161,127
	PUBLIC SERVICE ELECTRIC & GAS	Corporate bonds	0.850%	8/15/2014		326,247
	QVC INC 144A	Corporate bonds	7.500%	10/1/2019		406,021
	QVC INC 144A	Corporate bonds	7.375%	10/15/2020		34,492
	QWEST COMMUNICATIONS INTERNATI	Corporate bonds	7.125%	4/1/2018		506,050
	QWEST CORP	Corporate bonds	7.500%	10/1/2014		80,992
	REYNOLDS AMERICAN INC	Corporate bonds	4.750%	11/1/2042		171,509
	RUBY PIPELINE LLC 144A	Corporate bonds	6.000%	4/1/2022		280,085
	SABMILLER HOLDINGS INC 144A	Corporate bonds	3.750%	1/15/2022		269,958
	SAMSUNG ELECTRONICS AMERI 144A	Corporate bonds	1.750%	4/10/2017		586,816
	SANOFI	Corporate bonds	1.200%	9/30/2014		588,864
	SEMPRA ENERGY	Corporate bonds	6.000%	10/15/2039		145,392
	SLM CORP	Corporate bonds	0.615%	1/27/2014		158,498
	SPAREBANK 1 BOLIGKREDITT 144A	Corporate bonds	2.300%	6/30/2017		290,121
	STATOIL ASA	Corporate bonds	2.450%	1/17/2023		294,309
	TAKEDA PHARMACEUTICAL CO 144A	Corporate bonds	1.625%	3/17/2017		268,829
	TAKEDA PHARMACEUTICAL CO 144A	Corporate bonds	1.031%	3/17/2015		903,565

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	TCI COMMUNICATIONS INC	Corporate bonds	7.125%	2/15/2028		151,835
	TELEFONICA EMISIONES SAU	Corporate bonds	2.582%	4/26/2013		619,160
	TEMASEK FINANCIAL I LTD	Corporate bonds	4.500%	9/21/2015		258,311
	TESCO PLC 144A	Corporate bonds	2.000%	12/5/2014		551,803
	TIERS TRUST/UNITED STATES 144A	Corporate bonds	2.062%	5/12/2014		440,132
	TIERS TRUST/UNITED STATES 144A	Corporate bonds	2.062%	5/12/2014		700,210
	TRANSOCEAN INC	Corporate bonds	6.375%	12/15/2021		480,047
	TURLOCK CORP 144A	Corporate bonds	4.150%	11/2/2042		85,961
	TURLOCK CORP 144A	Corporate bonds	2.750%	11/2/2022		194,398
	UNITED TECHNOLOGIES CORP	Corporate bonds	4.500%	6/1/2042		111,116
	UNITED TECHNOLOGIES CORP	Corporate bonds	3.100%	6/1/2022		434,185
	UNITED TECHNOLOGIES CORP	Corporate bonds	0.811%	6/1/2015		419,089
	UNITEDHEALTH GROUP INC	Corporate bonds	3.375%	11/15/2021		85,230
	UNITEDHEALTH GROUP INC	Corporate bonds	0.850%	10/15/2015		366,194
	VERIZON COMMUNICATIONS INC	Corporate bonds	6.400%	2/15/2038		101,540
	VERIZON MARYLAND INC	Corporate bonds	5.125%	6/15/2033		94,093
	VIRGIN MEDIA SECURED FINANCE P	Corporate bonds	6.500%	1/15/2018		37,669
	VODAFONE GROUP PLC	Corporate bonds	4.150%	6/10/2014		786,895

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	VODAFONE GROUP PLC	Corporate bonds	4.150%	6/10/2014		954,766
	VOLKSWAGEN INTERNATIONAL 144A	Corporate bonds	1.875%	4/1/2014		657,865
	WALGREEN CO	Corporate bonds	3.100%	9/15/2022		121,040
	WATSON PHARMACEUTICALS INC	Corporate bonds	1.875%	10/1/2017		369,799
	WELLPOINT INC	Corporate bonds	3.300%	1/15/2023		215,461
	WELLPOINT INC	Corporate bonds	4.650%	1/15/2043		109,422
	WELLS FARGO & CO	Corporate bonds	3.500%	3/8/2022		261,330
	WILLIAMS COS INC/THE	Corporate bonds	7.500%	1/15/2031		307,556
	XYLEM INC/NY	Corporate bonds	3.550%	9/20/2016		159,799
					Total Corporate Bonds	72,825,173

	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.375%	6/13/2014		408,042
	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.250%	9/12/2014		411,471
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.600%	5/22/2015		480,723
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.500%	11/27/2015		1,121,408
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.700%	2/13/2015		550,345
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.750%	10/5/2016		1,236,640
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	6.250%	5/15/2029		955,333

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	2.700%	3/28/2022		607,933
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	0.600%	7/24/2015		1,170,290
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	—%	10/9/2019		1,708,311
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.090%	4/4/2016		1,182,735
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.700%	8/28/2019		826,647
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.000%	9/20/2017		1,345,418
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	0.500%	11/27/2015		1,901,891
	TENNESSEE VALLEY AUTH BD	U.S. Government Agencies	3.500%	12/15/2042		198,749
					Total U.S. Government Agencies	14,105,936

	CALIFORNIA ST	State and local obligations	5.100%	8/1/2014		306,703
	CALIFORNIA ST	State and local obligations	3.950%	11/1/2015		145,946
	CALIFORNIA ST	State and local obligations	5.650%	4/1/2039		101,231
	CITIZENS PPTY INS CORP FLA	State and local obligations	1.880%	6/1/2013		593,622
	ILLINOIS ST	State and local obligations	4.071%	1/1/2014		437,890
					Total State and Local Obligations	1,585,392

	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	4.000%	1/1/2043		1,601,250

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.000%	1/1/2043		1,071,875
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.000%	1/1/2043		(1,929,375)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.000%	1/1/2028		856,625
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.500%	1/1/2028		(430,250)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.500%	1/1/2043		(324,059)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.000%	1/1/2043		2,816,125
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.000%	1/1/2043		(2,816,125)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.000%	2/1/2043		(2,816,531)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.000%	1/1/2028		1,794,297
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.500%	2/1/2043		326,062
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.500%	1/1/2028		954,703
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.500%	1/1/2043		1,279,359
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.000%	1/1/2028		(649,406)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	6.000%	1/1/2043		1,419,844
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.500%	1/1/2028		214,609
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	2.500%	1/1/2028		1,254,750
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.000%	1/1/2043		1,047,812
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.000%	1/1/2043		(1,257,375)

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	2.500%	1/1/2028		1,254,750
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	4.500%	1/20/2043		2,846,594
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	3.500%	1/20/2043		(1,847,023)
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	4.500%	1/15/2043		218,969
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	5.000%	1/15/2043		218,156
	FHLMC POOL #1B-8062	Agency mortgage backed securities	3.134%	3/1/2041		75,696
	FHLMC POOL #2B-0646	Agency mortgage backed securities	2.050%	7/1/2042		200,700
	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.500%	1/1/2038		476,589
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.500%	9/1/2038		420,557
	FHLMC POOL #A9-7620	Agency mortgage backed securities	4.500%	3/1/2041		1,360,574
	FHLMC POOL #C0-9001	Agency mortgage backed securities	4.000%	6/1/2042		30,437
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.000%	7/1/2035		577,244
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.000%	7/1/2035		417,923
	FHLMC POOL #G0-4913	Agency mortgage backed securities	5.000%	3/1/2038		630,654
	FHLMC POOL #G0-5132	Agency mortgage backed securities	5.000%	12/1/2038		210,853
	FHLMC POOL #G0-5205	Agency mortgage backed securities	5.000%	1/1/2039		166,927
	FHLMC POOL #G0-6385	Agency mortgage backed securities	5.500%	8/1/2040		149,931
	FHLMC POOL #G0-6817	Agency mortgage backed securities	5.500%	5/1/2040		501,710

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #G0-8368	Agency mortgage backed securities	4.500%	10/1/2039		916,030
	FHLMC POOL #G0-8492	Agency mortgage backed securities	4.000%	5/1/2042		215,694
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.500%	5/1/2022		1,135,641
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.500%	10/1/2020		37,719
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.000%	12/1/2020		16,105
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.500%	6/1/2021		124,063
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.000%	8/1/2021		45,206
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.000%	9/1/2021		361,444
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.500%	3/1/2021		5,116
	FHLMC POOL #Q0-2663	Agency mortgage backed securities	4.500%	8/1/2041		270,520
	FHLMC POOL #Q0-2776	Agency mortgage backed securities	4.500%	8/1/2041		47,906
	FHLMC POOL #Q0-8313	Agency mortgage backed securities	4.000%	5/1/2042		170,940
	FHLMC POOL #Q0-8656	Agency mortgage backed securities	4.000%	6/1/2042		89,056
	FHLMC POOL #Q1-0325	Agency mortgage backed securities	3.500%	8/1/2042		737,903
	FHLMC POOL #Q1-3216	Agency mortgage backed securities	3.500%	11/1/2042		319,393
	FHLMC MULTICLASS CTFS 2890 KC	Agency mortgage backed securities	4.500%	2/15/2019		150,656
	FHLMC MULTICLASS K501 X1A IO	Agency mortgage backed securities	1.755%	8/25/2016		25,738
	FHLMC MULTICLASS MTG	Agency mortgage backed securities	5.500%	1/15/2031		31,770

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC MULTICLASS MTG	Agency mortgage backed securities	5.500%	6/15/2015		442,507
	FHLMC MULTICLASS MTG 3817 MA	Agency mortgage backed securities	4.500%	10/15/2037		471,941
	FHLMC MULTICLASS MTG 3824 FA	Agency mortgage backed securities	0.359%	3/15/2026		1,288,826
	FHLMC MULTICLASS MTG 3959 MA	Agency mortgage backed securities	4.500%	11/15/2041		765,014
	FHLMC MULTICLASS MTG 3986 M	Agency mortgage backed securities	4.500%	9/15/2041		679,320
	FHLMC MULTICLASS MTG K708 X1IO	Agency mortgage backed securities	1.512%	1/25/2019		413,437
	FNMA POOL #0254548	Agency mortgage backed securities	5.500%	12/1/2032		540,714
	FNMA POOL #0255316	Agency mortgage backed securities	5.000%	7/1/2019		74,951
	FNMA POOL #0555424	Agency mortgage backed securities	5.500%	5/1/2033		410,694
	FNMA POOL #0555591	Agency mortgage backed securities	5.500%	7/1/2033		169,971
	FNMA POOL #0676654	Agency mortgage backed securities	5.500%	1/1/2033		599,077
	FNMA POOL #0676661	Agency mortgage backed securities	5.500%	1/1/2033		375,260
	FNMA POOL #0735288	Agency mortgage backed securities	5.000%	3/1/2035		2,184,852
	FNMA POOL #0735989	Agency mortgage backed securities	5.500%	2/1/2035		16,127
	FNMA POOL #0845326	Agency mortgage backed securities	6.000%	12/1/2035		14,470
	FNMA POOL #0888601	Agency mortgage backed securities	5.500%	6/1/2020		310,655
	FNMA POOL #0889466	Agency mortgage backed securities	6.000%	5/1/2038		139,705
	FNMA POOL #0889529	Agency mortgage backed securities	6.000%	3/1/2038		48,226

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0987325	Agency mortgage backed securities	5.502%	9/1/2038		127,743
	FNMA POOL #0995113	Agency mortgage backed securities	5.500%	9/1/2036		741,150
	FNMA POOL #0995203	Agency mortgage backed securities	5.000%	7/1/2035		913,553
	FNMA POOL #0995320	Agency mortgage backed securities	4.500%	12/1/2020		467,898
	FNMA POOL #0995324	Agency mortgage backed securities	5.000%	12/1/2020		718,611
	FNMA POOL #0AB5423	Agency mortgage backed securities	3.500%	6/1/2042		101,986
	FNMA POOL #0AB5477	Agency mortgage backed securities	4.000%	6/1/2042		1,250,533
	FNMA POOL #0AB6861	Agency mortgage backed securities	3.000%	11/1/2032		209,825
	FNMA POOL #0AB6956	Agency mortgage backed securities	3.000%	11/1/2032		209,806
	FNMA POOL #0AB7136	Agency mortgage backed securities	3.000%	12/1/2032		209,898
	FNMA POOL #0AB7343	Agency mortgage backed securities	3.000%	12/1/2032		209,896
	FNMA POOL #0AB7347	Agency mortgage backed securities	3.000%	12/1/2032		104,949
	FNMA POOL #0AB7443	Agency mortgage backed securities	3.000%	12/1/2032		210,509
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.000%	11/1/2021		285,991
	FNMA POOL #0AD7595	Agency mortgage backed securities	5.000%	7/1/2040		1,144,734
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.500%	7/1/2025		611,626
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.000%	7/1/2025		961,382
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.000%	5/1/2021		696,036

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AE0949	Agency mortgage backed securities	4.000%	2/1/2041		569,035
	FNMA POOL #0AE6121	Agency mortgage backed securities	4.000%	10/1/2040		352,716
	FNMA POOL #0AE7793	Agency mortgage backed securities	3.500%	11/1/2025		196,566
	FNMA POOL #0AH0942	Agency mortgage backed securities	4.000%	12/1/2040		2,502,511
	FNMA POOL #0AH2380	Agency mortgage backed securities	4.000%	1/1/2041		551,938
	FNMA POOL #0AH3394	Agency mortgage backed securities	4.000%	1/1/2041		278,300
	FNMA POOL #0AH6958	Agency mortgage backed securities	2.974%	2/1/2041		141,840
	FNMA POOL #0AJ1416	Agency mortgage backed securities	4.500%	9/1/2041		491,799
	FNMA POOL #0AJ6935	Agency mortgage backed securities	3.500%	11/1/2026		316,378
	FNMA POOL #0AL0533	Agency mortgage backed securities	3.235%	7/1/2041		395,290
	FNMA POOL #0AL0851	Agency mortgage backed securities	6.000%	10/1/2040		1,478,804
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.500%	5/1/2040		680,886
	FNMA POOL #0AL1711	Agency mortgage backed securities	4.500%	8/1/2041		2,684,804
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.000%	12/1/2026		417,508
	FNMA POOL #0AL2302	Agency mortgage backed securities	4.500%	8/1/2041		451,812
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.000%	9/1/2026		496,250
	FNMA POOL #0AL2781	Agency mortgage backed securities	3.500%	12/1/2042		1,064,152
	FNMA POOL #0AO2986	Agency mortgage backed securities	4.000%	5/1/2042		1,379,756

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AO3369	Agency mortgage backed securities	3.500%	5/1/2042		505,774
	FNMA POOL #0AO4144	Agency mortgage backed securities	4.000%	6/1/2042		1,397,760
	FNMA POOL #0AO6482	Agency mortgage backed securities	2.321%	7/1/2042		57,363
	FNMA POOL #0AO8632	Agency mortgage backed securities	3.500%	7/1/2042		105,696
	FNMA POOL #0AO9368	Agency mortgage backed securities	3.500%	7/1/2042		105,475
	FNMA POOL #0AP0006	Agency mortgage backed securities	2.020%	7/1/2042		194,843
	FNMA POOL #0AP9736	Agency mortgage backed securities	3.500%	10/1/2042		1,162,683
	FNMA POOL #0MA1237	Agency mortgage backed securities	3.000%	11/1/2032		313,410
	FNMA POOL #0MA1275	Agency mortgage backed securities	3.000%	12/1/2032		629,507
	FNMA GTD REMIC P/T	Agency mortgage backed securities	6.500%	7/25/2034		14,290
	FNMA GTD REMIC P/T 12-35 MA	Agency mortgage backed securities	5.500%	8/25/2029		153,525
	FNMA GTD REMIC P/T 2002-T6 A1	Agency mortgage backed securities	3.310%	2/25/2032		64,464
	GNMA POOL #0499416	Agency mortgage backed securities	6.000%	2/15/2029		1,150
	GNMA POOL #0615516	Agency mortgage backed securities	4.500%	9/15/2033		49,040
	GNMA POOL #0689835	Agency mortgage backed securities	6.500%	8/15/2038		88,599
	GNMA POOL #0728627	Agency mortgage backed securities	4.500%	1/15/2040		62,296
	GNMA POOL #0738019	Agency mortgage backed securities	4.500%	2/15/2041		147,777
	GNMA POOL #0745793	Agency mortgage backed securities	4.500%	7/15/2040		201,409

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA POOL #0781590	Agency mortgage backed securities	5.500%	4/15/2033		26,019
	GNMA POOL #0782510	Agency mortgage backed securities	6.500%	12/15/2038		76,385
	GNMA POOL #0782557	Agency mortgage backed securities	5.000%	1/15/2039		359,351
	GNMA POOL #0782619	Agency mortgage backed securities	5.000%	4/15/2039		291,954
	GNMA POOL #0782958	Agency mortgage backed securities	5.000%	5/15/2040		182,476
	GNMA POOL #0783571	Agency mortgage backed securities	5.000%	12/15/2033		91,244
	GNMA POOL #0783609	Agency mortgage backed securities	4.500%	10/15/2040		488,626
	GNMA POOL #0783610	Agency mortgage backed securities	4.500%	11/15/2041		361,347
	GNMA GTD REMIC P/T 04-104 FJ	Agency mortgage backed securities	0.511%	9/20/2033		195,761
	GNMA GTD REMIC P/T 06-68 B	Agency mortgage backed securities	5.155%	6/16/2031		388,302
	GNMA II POOL #0004223	Agency mortgage backed securities	6.500%	8/20/2038		89,364
	GNMA II POOL #0004292	Agency mortgage backed securities	6.500%	11/20/2038		48,042
	GNMA II POOL #0004559	Agency mortgage backed securities	5.000%	10/20/2039		1,138,627
	GNMA II POOL #0004745	Agency mortgage backed securities	4.000%	7/20/2040		98,667
	GNMA II POOL #0005018	Agency mortgage backed securities	5.000%	4/20/2041		67,963
	GNMA II POOL #0005056	Agency mortgage backed securities	5.000%	5/20/2041		17,772
	GNMA II POOL #0005083	Agency mortgage backed securities	5.000%	6/20/2041		183,369
	GNMA II POOL #0005116	Agency mortgage backed securities	5.000%	7/20/2041		96,368

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0MA0221	Agency mortgage backed securities	4.000%	7/20/2042		1,241,371
	GNMA II POOL #0MA0319	Agency mortgage backed securities	4.000%	8/20/2042		105,540
	GNMA II POOL #0MA0462	Agency mortgage backed securities	3.500%	10/20/2042		1,190,477
	GNMA II POOL #0MA0534	Agency mortgage backed securities	3.500%	11/20/2042		2,496,039
	SBA GTD PARTN CTFS 2003-P10A 1	Agency mortgage backed securities	4.524%	2/10/2013		6,588
					Total Agency Mortgage Backed Securities	64,095,262

	321 HENDERSON RECEIV 3A A 144A	Asset and other mortgage backed securities	3.220%	9/15/2065		354,614
	AH MORTGAGE ADVANCE 3 1A1 144A	Asset and other mortgage backed securities	2.980%	3/13/2043		522,229
	ALLY AUTO RECEIVABL 5 C 144A	Asset and other mortgage backed securities	2.900%	5/15/2017		425,577
	AMERICREDIT AUTOMOBILE RE 1 A3	Asset and other mortgage backed securities	1.390%	9/8/2015		216,595
	AMERICREDIT AUTOMOBILE RE 1 A3	Asset and other mortgage backed securities	1.230%	9/8/2016		873,752
	AMERICREDIT AUTOMOBILE RE 2 A2	Asset and other mortgage backed securities	0.760%	10/8/2015		582,748
	AMERICREDIT AUTOMOBILE RE 2 A2	Asset and other mortgage backed securities	0.900%	9/8/2014		56,972
	AMERICREDIT AUTOMOBILE RE 4 A3	Asset and other mortgage backed securities	0.670%	6/8/2017		250,082
	AMERICREDIT AUTOMOBILE RE B A3	Asset and other mortgage backed securities	2.490%	11/6/2017		432,277
	AMERICREDIT AUTOMOBILE REC 2 B	Asset and other mortgage backed securities	1.780%	3/8/2017		543,328
	AMERICREDIT AUTOMOBILE REC 2 C	Asset and other mortgage backed securities	2.640%	10/10/2017		375,028

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ARI FLEET LEASE TRUST B A 144A	Asset and other mortgage backed securities	0.509%	1/15/2021		828,594
	ARKLE MASTER ISSUE 2A 1A1 144A	Asset and other mortgage backed securities	1.711%	5/17/2060		770,751
	ARKLE MASTER ISSUE 2A 1A1 144A	Asset and other mortgage backed securities	1.711%	5/17/2060		1,032,706
	ARKLE MASTER ISSUER 1A 2A 144A	Asset and other mortgage backed securities	1.461%	5/17/2060		951,423
	ARKLE MASTER ISSUER 1A 2A 144A	Asset and other mortgage backed securities	1.461%	5/17/2060		776,161
	ARRAN FUNDING LTD 1A A1 144A	Asset and other mortgage backed securities	0.909%	7/15/2015		1,112,403
	ARRAN RESIDENTIAL 1A A1C 144A	Asset and other mortgage backed securities	1.637%	5/16/2047		30,472
	ARRAN RESIDENTIAL 1A A1C 144A	Asset and other mortgage backed securities	1.637%	5/16/2047		30,671
	ARRAN RESIDENTIAL 1A A1C 144A	Asset and other mortgage backed securities	1.511%	11/19/2047		217,300
	BANC OF AMERICA COMMERCIA 1 A3	Asset and other mortgage backed securities	5.449%	1/15/2049		465,231
	BANC OF AMERICA COMMERCIA 4 AM	Asset and other mortgage backed securities	5.675%	7/10/2046		254,419
	BANC OF AMERICA MERRILL L 1 A4	Asset and other mortgage backed securities	4.760%	11/10/2039		707,597
	BEAR STEARNS ALT-A TRUST 13 A1	Asset and other mortgage backed securities	0.950%	11/25/2034		128,979
	BEAR STEARNS ARM TRUST 20 7 4A	Asset and other mortgage backed securities	3.087%	10/25/2034		151,950
	BEAR STEARNS COMMERCIA PW16 AM	Asset and other mortgage backed securities	5.715%	6/11/2040		275,795
	CD 2007-CD4 COMMERCIAL CD4 A2B	Asset and other mortgage backed securities	5.205%	12/11/2049		36,624
	CHESAPEAKE FUNDING L 1A A 144A	Asset and other mortgage backed securities	0.963%	11/7/2023		350,791
	CITIBANK OMNI MA A14A A14 144A	Asset and other mortgage backed securities	2.959%	8/15/2018		684,508

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CNH EQUIPMENT TRUST A A2	Asset and other mortgage backed securities	0.650%	7/15/2015		650,761
	CNH EQUIPMENT TRUST C A3	Asset and other mortgage backed securities	0.570%	12/15/2017		870,137
	COMM 2012-LTRT MTG TR 144A	Asset and other mortgage backed securities	3.800%	10/10/2030		324,147
	COMMERCIAL MORTGAGE PAS CR3 A1	Asset and other mortgage backed securities	0.666%	11/15/2045		1,070,339
	COMMERCIAL MORTGAGE PASS C5 AM	Asset and other mortgage backed securities	5.343%	12/15/2039		354,616
	COUNTRYWIDE ASSET-BACKE 12 2A1	Asset and other mortgage backed securities	0.560%	8/25/2047		43,151
	CREDIT ACCEPTANCE A 1 A 144A	Asset and other mortgage backed securities	2.060%	4/16/2018		503,263
	CREDIT ACCEPTANCE AUT 1 A 144A	Asset and other mortgage backed securities	2.610%	3/15/2019		401,787
	DBRR TRUST EZ1 A 144A	Asset and other mortgage backed securities	0.946%	9/25/2045		956,436
	DBRR TRUST EZ1 A 144A	Asset and other mortgage backed securities	0.946%	9/25/2045		604,587
	DBUBS MORTGAGE TR LC1A A2 144A	Asset and other mortgage backed securities	4.528%	11/10/2046		681,821
	DISCOVER CARD MASTER TRU A1 A1	Asset and other mortgage backed securities	0.810%	8/15/2017		770,770
	DISCOVER CARD MASTER TRU A3 A3	Asset and other mortgage backed securities	0.860%	11/15/2017		835,381
	DT AUTO OWNER TRUST 2A B 144A	Asset and other mortgage backed securities	2.120%	2/16/2016		207,145
	FORD CREDIT AUTO LEASE TR A A3	Asset and other mortgage backed securities	0.850%	1/15/2015		713,154
	FORD CREDIT FLOORPLAN 5 C 144A	Asset and other mortgage backed securities	2.070%	9/15/2015		176,121
	FORD CREDIT FLOORPLAN MAST 1 B	Asset and other mortgage backed securities	1.109%	1/15/2016		721,512
	FORD CREDIT FLOORPLAN MAST 1 C	Asset and other mortgage backed securities	1.709%	1/15/2016		814,245

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FORD CREDIT FLOORPLAN MAST 2 A	Asset and other mortgage backed securities	1.920%	1/15/2019		980,588
	FORD CREDIT FLOORPLAN MAST 2 C	Asset and other mortgage backed securities	2.370%	9/15/2015		474,000
	FORD CREDIT FLOORPLAN MAST 2 C	Asset and other mortgage backed securities	2.370%	9/15/2015		231,958
	FORD CREDIT FLOORPLAN MAST 4 B	Asset and other mortgage backed securities	0.940%	9/15/2016		565,305
	FOSSE MASTER ISSUER 1A A2 144A	Asset and other mortgage backed securities	1.725%	10/18/2054		573,907
	GMAC COMMERCIAL MORTGAGE C2 A4	Asset and other mortgage backed securities	5.301%	8/10/2038		837,794
	GOLDEN CR CARD TR 5A A 144A	Asset and other mortgage backed securities	0.790%	9/15/2017		1,403,584
	GS MORTGAGE SECURITI 1A A 144A	Asset and other mortgage backed securities	0.911%	3/20/2023		82,061
	GS MORTGAGE SECURITIES GC5 A2	Asset and other mortgage backed securities	2.999%	8/10/2044		154,916
	GS MORTGAGE SECURITIES GG10 A4	Asset and other mortgage backed securities	5.789%	8/10/2045		225,970
	HLSS SERVICER ADVAN T2 A1 144A	Asset and other mortgage backed securities	1.340%	10/15/2043		581,450
	HOLMES MASTER ISSUE 1A A2 144A	Asset and other mortgage backed securities	1.690%	10/15/2054		520,450
	HOLMES MASTER ISSUE 1A A2 144A	Asset and other mortgage backed securities	1.740%	10/15/2054		479,531
	HOLMES MASTER ISSUE 1A A2 144A	Asset and other mortgage backed securities	1.690%	10/15/2054		303,175
	HOME EQUITY ASSET TRUST 2 2A1	Asset and other mortgage backed securities	0.320%	7/25/2037		44,499
	IFC SBA LOAN-BACKED A 1 A 144A	Asset and other mortgage backed securities	1.250%	1/15/2024		69,860
	JP MORGAN CHASE C PLSD A2 144A	Asset and other mortgage backed securities	3.364%	11/13/2044		323,452
	JP MORGAN CHASE COM C1 A1 144A	Asset and other mortgage backed securities	3.853%	6/15/2043		1,519,853

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	LANARK MASTER ISSUE 2A 1A 144A	Asset and other mortgage backed securities	1.711%	12/22/2054		560,000
	LANARK MASTER ISSUE 2A 1A 144A	Asset and other mortgage backed securities	1.711%	12/22/2054		440,000
	LB-UBS COMMERCIAL MORTGA C1 AM	Asset and other mortgage backed securities	5.455%	2/15/2040		269,701
	LB-UBS COMMERCIAL MORTGA C7 A3	Asset and other mortgage backed securities	5.866%	9/15/2045		649,764
	MERCEDES-BENZ AUTO LEASE A A2	Asset and other mortgage backed securities	0.660%	4/15/2014		507,962
	MERRILL LYNCH MORTGAGE C1 ASB	Asset and other mortgage backed securities	5.849%	6/12/2050		1,011,012
	MERRILL LYNCH MORTGAGE KEY1 A4	Asset and other mortgage backed securities	5.236%	11/12/2035		667,095
	MERRILL LYNCH/COUNTRYWIDE 4 AM	Asset and other mortgage backed securities	5.204%	12/12/2049		199,005
	METROPOLITAN LIFE GLOBAL 144A	Asset and other mortgage backed securities	2.500%	1/11/2013		875,398
	MORGAN STANLEY CAPITAL HQ4 A7	Asset and other mortgage backed securities	4.970%	4/14/2040		452,712
	MORGAN STANLEY RE- IO A 144A	Asset and other mortgage backed securities	2.500%	3/23/2051		270,927
	MORGAN STANLEY REREM XA A 144A	Asset and other mortgage backed securities	2.000%	7/27/2049		534,223
	MORGAN STANLEY REREM XA A 144A	Asset and other mortgage backed securities	2.000%	7/27/2049		891,773
	MORGAN STANLEY TR 2012-IO 144A	Asset and other mortgage backed securities	1.000%	3/27/2051		300,557
	MOTEL 6 TRUST MTL6 A1 144A	Asset and other mortgage backed securities	1.500%	10/5/2025		194,261
	MOTEL 6 TRUST MTL6 A2 144A	Asset and other mortgage backed securities	1.948%	10/5/2025		871,463
	MOTOR PLC 12A A1C 144A	Asset and other mortgage backed securities	1.286%	2/25/2020		251,000
	NELNET STUDENT LOAN TRUST 1 A4	Asset and other mortgage backed securities	0.385%	10/26/2020		749,458

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PFS FINANCING CORP AA A 144A	Asset and other mortgage backed securities	1.409%	2/15/2016		413,360
	PFS FINANCING CORP BA A 144A	Asset and other mortgage backed securities	0.909%	10/17/2016		609,546
	PFS FINANCING CORP BA A 144A	Asset and other mortgage backed securities	0.909%	10/17/2016		434,676
	RBSCF TRUST 2009- RR2 WBB 144A	Asset and other mortgage backed securities	5.921%	2/16/2051		128,006
	SANTANDER CONSUMER A WO B 144A	Asset and other mortgage backed securities	2.320%	4/15/2015		520,693
	SANTANDER CONSUMER S1A B 144A	Asset and other mortgage backed securities	1.660%	8/15/2016		269,266
	SANTANDER CONSUMER S1A B 144A	Asset and other mortgage backed securities	1.660%	8/15/2016		315,692
	SANTANDER CONSUMER S1A C 144A	Asset and other mortgage backed securities	2.010%	8/15/2016		261,412
	SANTANDER CONSUMER WO A4 144A	Asset and other mortgage backed securities	1.740%	1/15/2015		401,918
	SANTANDER DRIVE AUT AA A2 144A	Asset and other mortgage backed securities	0.550%	2/16/2016		640,356
	SANTANDER DRIVE AUT AA A3 144A	Asset and other mortgage backed securities	0.650%	3/15/2017		445,071
	SANTANDER DRIVE AUT S1A C 144A	Asset and other mortgage backed securities	1.890%	5/15/2017		288,716
	SANTANDER DRIVE AUT S1A C 144A	Asset and other mortgage backed securities	1.890%	5/15/2017		162,610
	SANTANDER DRIVE AUT S2A B 144A	Asset and other mortgage backed securities	2.060%	6/15/2017		150,780
	SANTANDER DRIVE AUT S2A B 144A	Asset and other mortgage backed securities	2.060%	6/15/2017		91,943
	SANTANDER DRIVE AUT S2A C 144A	Asset and other mortgage backed securities	2.860%	6/15/2017		93,429
	SANTANDER DRIVE AUTO A A3 144A	Asset and other mortgage backed securities	1.830%	11/17/2014		70,003
	SANTANDER DRIVE AUTO A A4 144A	Asset and other mortgage backed securities	2.390%	6/15/2017		588,201

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SANTANDER DRIVE AUTO RECE 1 A3	Asset and other mortgage backed securities	1.280%	1/15/2015		882,679
	SANTANDER DRIVE AUTO RECE 2 A2	Asset and other mortgage backed securities	0.910%	5/15/2015		496,987
	SANTANDER DRIVE AUTO RECE 4 A2	Asset and other mortgage backed securities	0.790%	8/17/2015		746,510
	SANTANDER DRIVE AUTO RECE 4 A2	Asset and other mortgage backed securities	1.370%	3/16/2015		256,325
	SANTANDER DRIVE AUTO RECE 6 A2	Asset and other mortgage backed securities	0.470%	9/15/2015		720,056
	SANTANDER DRIVE AUTO RECEI 1 C	Asset and other mortgage backed securities	3.780%	11/15/2017		486,179
	SANTANDER DRIVE AUTO RECEI 3 C	Asset and other mortgage backed securities	3.090%	5/15/2017		750,865
	SANTANDER DRIVE AUTO RECEI 4 B	Asset and other mortgage backed securities	1.830%	3/15/2017		482,666
	SANTANDER DRIVE AUTO RECEI 6 D	Asset and other mortgage backed securities	2.520%	9/17/2018		409,783
	SBA TOWER TRUST 144A	Asset and other mortgage backed securities	4.254%	4/15/2015		288,910
	SBA TOWER TRUST 144A	Asset and other mortgage backed securities	4.254%	4/15/2015		246,887
	SLC STUDENT LOAN TRUST A A4	Asset and other mortgage backed securities	0.460%	1/15/2019		182,613
	SLM STUDENT LOAN TRU A A1 144A	Asset and other mortgage backed securities	1.609%	8/15/2025		534,169
	SLM STUDENT LOAN TRU B A1 144A	Asset and other mortgage backed securities	1.309%	12/15/2021		201,414
	SLM STUDENT LOAN TRU C A1 144A	Asset and other mortgage backed securities	1.859%	12/15/2017		176,959
	SLM STUDENT LOAN TRU C A2 144A	Asset and other mortgage backed securities	3.310%	10/15/2046		477,385
	SLM STUDENT LOAN TRU D A1 144A	Asset and other mortgage backed securities	1.259%	6/15/2023		530,448
	SLM STUDENT LOAN TRU E A1 144A	Asset and other mortgage backed securities	0.959%	10/16/2023		260,974

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SLM STUDENT LOAN TRUST 5 A2	Asset and other mortgage backed securities	1.415%	10/25/2016		712,889
	SLM STUDENT LOAN TRUST 5 A3	Asset and other mortgage backed securities	1.615%	1/25/2018		1,706,838
	SLM STUDENT LOAN TRUST B A2	Asset and other mortgage backed securities	0.508%	6/15/2021		488,553
	STEELRIVER TRANSMISSION CO LLC	Asset and other mortgage backed securities	4.710%	6/30/2017		301,320
	STRIPS 2012-1 LTD 1A A 144A	Asset and other mortgage backed securities	1.500%	12/25/2044		348,126
	STRUCTURED ADJUSTABLE RA 13 A2	Asset and other mortgage backed securities	0.510%	9/25/2034		60,729
	STRUCTURED ASSET REC 03-2 144A	Asset and other mortgage backed securities	0.920%	1/21/2011		413
	WACHOVIA BANK COMMERCI C20 APB	Asset and other mortgage backed securities	5.090%	7/15/2042		472,153
	WACHOVIA BANK COMMERCIAL C6 A4	Asset and other mortgage backed securities	5.125%	8/15/2035		396,629
	WFRBS COMMERCIAL MO C2 A2 144A	Asset and other mortgage backed securities	3.791%	2/15/2044		1,245,330
	WORLD FINANCIAL NETWO C A 144A	Asset and other mortgage backed securities	2.230%	8/15/2022		359,154
	WORLD FINANCIAL NETWORK CR D M	Asset and other mortgage backed securities	3.090%	4/17/2023		270,866
					Total Asset Backed Securities	63,588,101

	ISRAEL ST AID	Non U.S. Government	5.500%	9/18/2033		202,103
	ISRAEL ST AID	Non U.S. Government	5.500%	4/26/2024		463,215
	KFW	Non U.S. Government	4.125%	10/15/2014		991,031
	KFW	Non U.S. Government	1.000%	1/12/2015		515,814

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	OESTERREICHISCHE KONTROLLBANK	Non U.S. Government	4.875%	2/16/2016		404,532
	PROVINCE OF ONTARIO CANADA	Non U.S. Government	2.300%	5/10/2016		431,320
	PROVINCE OF SASKATCHEWAN CANAD	Non U.S. Government	7.375%	7/15/2013		1,208,760
					Total Other Fixed Income Securities	4,216,775

	90DAY EURODOLLAR FUTURE (CME)	Futures		3/16/2015		1,832
	CDS BP UL DRI	Credit Default Swap		3/20/2018		12,724
	CDS BP UL KSS	Credit Default Swap		3/20/2018		10,427
	IRS R US0003M P .445%	Interest Rate Swap		8/31/2014		(10,472)
	IRS R US0003M P 1.9% 02/20/23	Interest Rate Swap		2/15/2013		12,795
	IRS R USD-LIBOR-BBA 3M	Interest Rate Swap		11/15/2014		(450)
	IRS R USD-LIBOR-BBA 3M P 2.25%	Interest Rate Swap		7/26/2042		31,964
	IRS R USD-LIBOR-BBA 3M P 2.31%	Interest Rate Swap		7/24/2042		37,795
	IRS_R US0003M P .393%	Interest Rate Swap		9/25/2014		(1,848)
	IRS_R US0003M P 1.8225%	Interest Rate Swap		8/16/2022		(658)
	IRS_R US0003M P 2.315%	Interest Rate Swap		7/26/2042		56,468
	IRS_R US0003M P 2.48142%	Interest Rate Swap		7/5/2042		47,189
	US 10YR TREAS NTS FUT MAR 13	Futures		2/22/2013		11,375

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value		(d) Cost	(e) Current Value
	US 10YR TREAS NTS FUTURE (CBT)	Futures	3/19/2013		17,777
	US 2YR TREAS NTS FUT (CBT)	Futures	3/28/2013		2,168
	US 5YR TREAS NTS FUTURE (CBT)	Futures	3/28/2013		1,206
	US TREAS BD FUTURE (CBT)	Futures	3/19/2013		71,642
	US ULTRA BOND (CBT)	Futures	3/19/2013		(13,209)
	US 10YR TREAS NTS FUTURE (CBT)	Futures	3/19/2013		3,975
	US 2YR TREAS NTS FUT (CBT)	Futures	3/28/2013		3,098
	US 5YR TREAS NTS FUTURE (CBT)	Futures	3/28/2013		(1,127)
				Total Derivatives	294,671

	ABB LTD	Common Stock			1,189,936
	ADIDAS AG	Common Stock			469,997
	ADVANTEST CORP	Common Stock			552,916
	AEGON NV	Common Stock			394,444
	AEON CO LTD	Common Stock			767,424
	AGEAS	Common Stock			698,805
	AIR LIQUIDE SA	Common Stock			778,057
	AJINOMOTO CO INC	Common Stock			569,750

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	AKZO NOBEL NV	Common Stock		338,108
	ALL NIPPON AIRWAYS CO LTD	Common Stock		298,920
	ALLIANZ SE	Common Stock		1,628,770
	ALUMINA LTD	Common Stock		180,451
	AMCOR LTD/AUSTRALIA	Common Stock		327,623
	ANGLO AMERICAN PLC	Common Stock		849,231
	ARCELORMITTAL	Common Stock		376,199
	ASAHI GLASS CO LTD	Common Stock		349,920
	ASAHI KASEI CORP	Common Stock		429,605
	ASTRAZENECA PLC	Common Stock		761,047
	ATLAS COPCO AB	Common Stock		758,879
	ATLAS COPCO AB	Common Stock		594,257
	AUSTRALIA & NEW ZEALAND BANKIN	Common Stock		1,739,760
	AXA SA	Common Stock		975,608
	BAE SYSTEMS PLC	Common Stock		27,293
	BANCO BILBAO VIZCAYA ARGENTARI	Common Stock		805,909
	BANCO SANTANDER SA	Common Stock		1,333,319
	BANK OF YOKOHAMA LTD/THE	Common Stock		342,250

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	BARCLAYS PLC	Common Stock		1,086,397
	BASF SE	Common Stock		1,902,470
	BAYER AG	Common Stock		1,702,868
	BG GROUP PLC	Common Stock		1,189,167
	BHP BILLITON LTD	Common Stock		2,928,401
	BHP BILLITON PLC	Common Stock		1,507,677
	BNP PARIBAS	Common Stock		1,539,367
	BORAL LTD	Common Stock		378,073
	BP PLC	Common Stock		2,373,189
	BRIDGESTONE CORP	Common Stock		594,205
	BRITISH AMERICAN TOBACCO PLC	Common Stock		1,964,250
	BRITISH LAND CO PLC	Common Stock		318,935
	BRITISH SKY BROADCASTING GROUP	Common Stock		360,289
	BT GROUP PLC	Common Stock		881,459
	BUNZL PLC	Common Stock		38,610
	CANON INC	Common Stock		1,042,986
	CAP GEMINI SA	Common Stock		100,737
	CAPITALAND LTD	Common Stock		367,824

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	CARNIVAL PLC	Common Stock		263,113
	CENTRICA PLC	Common Stock		741,818
	CHEUNG KONG HOLDINGS LTD	Common Stock		515,217
	CIE GENERALE D'OPTIQUE ESSILOR	Common Stock		847,438
	CITY DEVELOPMENTS LTD	Common Stock		671,859
	CLP HOLDINGS LTD	Common Stock		442,532
	COCA COLA HELLENIC BOTTLING CO	Common Stock		351,264
	COCA-COLA AMATIL LTD	Common Stock		1,015,092
	COMMERZBANK AG	Common Stock		94,743
	COMMONWEALTH BANK OF AUST 144A	Common Stock		1,956,015
	COMPASS GROUP PLC	Common Stock		586,732
	COMPUTERSHARE LTD	Common Stock		428,235
	CREDIT AGRICOLE SA	Common Stock		253,733
	CREDIT SUISSE GROUP AG	Common Stock		658,306
	CRH PLC	Common Stock		49,609
	DAI NIPPON PRINTING CO LTD	Common Stock		147,440
	DAIMLER AG ORD	Common Stock		1,406,078
	DAIWA HOUSE INDUSTRY CO LTD	Common Stock		837,900

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	DAIWA SECURITIES GROUP INC	Common Stock		388,500
	DANONE	Common Stock		867,217
	DANSKE BANK A/S	Common Stock		313,650
	DASSAULT SYSTEMES SA	Common Stock		638,280
	DELHAIZE GROUP SA	Common Stock		979,688
	DENSO CORP	Common Stock		556,800
	DEUTSCHE BANK AG NAMEN-AKT REG	Common Stock		866,002
	DEUTSCHE LUFTHANSA AG	Common Stock		620,174
	DEUTSCHE TELEKOM AG	Common Stock		740,802
	DIAGEO PLC	Common Stock		1,320,269
	E.ON SE	Common Stock		609,536
	EDP - ENERGIAS DE PORTUGAL SA	Common Stock		251,105
	EISAI CO LTD	Common Stock		927,960
	ELAN CORP PLC	Common Stock		255,944
	ELECTROLUX AB	Common Stock		749,566
	ENEL SPA	Common Stock		654,973
	ENI SPA	Common Stock		1,237,935
	ERICSSON	Common Stock		437,956

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	ERSTE GROUP BANK AG	Common Stock		274,455
	EUROPEAN AERONAUTIC DEFENCE AN	Common Stock		363,585
	EXPERIAN PLC	Common Stock		602,555
	FIAT SPA	Common Stock		182,565
	FIRST PACIFIC CO LTD/HONG KONG	Common Stock		16,590
	FRANCE TELECOM SA	Common Stock		234,260
	FRESENIUS MEDICAL CARE AG & CO	Common Stock		406,592
	FUJI HEAVY INDUSTRIES LTD	Common Stock		441,175
	FUJIFILM HOLDINGS CORP	Common Stock		246,369
	FUJITSU LTD	Common Stock		245,204
	FURUKAWA ELECTRIC CO LTD	Common Stock		29,111
	GDF SUEZ	Common Stock		497,554
	GLAXOSMITHKLINE PLC	Common Stock		1,836,608
	HACHIJUNI BANK LTD/THE	Common Stock		288,363
	HANG SENG BANK LTD	Common Stock		356,270
	HANNOVER RUECKVERSICHERUNG AG	Common Stock		652,078
	HEINELEN N V ADR	Common Stock		327,938
	HENKEL AG & CO KGAA	Common Stock		718,518

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	HENNES & MAURITZ AB	Common Stock		924,489
	HINO MOTORS LTD	Common Stock		188,807
	HITACHI LTD	Common Stock		500,905
	HONDA MOTOR CO LTD	Common Stock		1,252,266
	HONG KONG & CHINA GAS CO LTD	Common Stock		697,307
	HOPEWELL HOLDINGS LTD	Common Stock		53,750
	HOYA CORP	Common Stock		215,930
	HSBC HOLDINGS PLC	Common Stock		3,049,402
	HUTCHISON WHAMPOA LTD	Common Stock		437,939
	HYSAN DEVELOPMENT CO LTD	Common Stock		564,623
	IBERDROLA SA	Common Stock		953,175
	ICAP PLC	Common Stock		201,291
	IMPERIAL TOBACCO GROUP PLC	Common Stock		782,649
	ING GROEP NV	Common Stock		839,666
	INTERCONTL HOTELS SPON ADR EA	Common Stock		579,908
	INTERNATIONAL CONS-SPONS ADR	Common Stock		488,313
	INTESA SANPAOLO SPA	Common Stock		754,408
	INVENSYS PLC	Common Stock		278,314

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	ISUZU MOTORS LTD	Common Stock		446,850
	ITOCHU CORP	Common Stock		646,295
	J SAINSBURY PLC	Common Stock		343,617
	JAMES HARDIE INDUSTRIES PLC	Common Stock		547,823
	JOHNSON MATTHEY PLC-SPON ADR	Common Stock		362,121
	KAJIMA CORP	Common Stock		272,489
	KAO CORP	Common Stock		271,750
	KAWASAKI HEAVY INDUSTRIES LTD	Common Stock		316,100
	KEPPEL CORP LTD	Common Stock		654,219
	KINGFISHER PLC	Common Stock		574,460
	KIRIN HOLDINGS CO LTD	Common Stock		304,980
	KOBE STEEL LTD	Common Stock		250,096
	KOMATSU LTD	Common Stock		567,574
	KONAMI CORP	Common Stock		186,086
	KONINKLIJKE AHOLD NV	Common Stock		422,212
	KONINKLIJKE DSM NV	Common Stock		166,138
	KONINKLIJKE KPN NV	Common Stock		106,572
	KONINKLIJKE PHILIPS ELECTRONIC	Common Stock		405,053

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	KUBOTA CORP	Common Stock		529,240
	KYOCERA CORP	Common Stock		401,940
	LAFARGE SA	Common Stock		249,982
	LEGAL & GENERAL GROUP PLC	Common Stock		770,860
	LEND LEASE GROUP	Common Stock		1,058,392
	LLOYDS BANKING GROUP PLC	Common Stock		796,778
	L'OREAL SA	Common Stock		1,334,562
	LUXOTTICA GROUP SPA	Common Stock		470,894
	LVMH MOET HENNESSY LOUIS VUITT	Common Stock		596,218
	MAKITA CORP	Common Stock		283,345
	MARKS & SPENCER GROUP PLC	Common Stock		193,678
	MARUBENI CORP	Common Stock		465,985
	MARUI GROUP CO LTD	Common Stock		498,533
	MERCK KGAA	Common Stock		362,588
	METSO OYJ	Common Stock		507,758
	MITSUBISHI CORP	Common Stock		636,075
	MITSUBISHI ELECTRIC CORP	Common Stock		467,225
	MITSUBISHI ESTATE CO LTD	Common Stock		813,960

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	MITSUBISHI UFJ FINANCIAL GROUP	Common Stock		1,135,327
	MITSUI & CO LTD	Common Stock		510,850
	MIZUHO FINANCIAL GROUP INC	Common Stock		402,234
	MS&AD INSURANCE GROUP HOLDINGS	Common Stock		457,380
	MTR CORP	Common Stock		957,480
	NATIONAL AUSTRALIA BANK LTD	Common Stock		1,541,190
	NATIONAL GRID PLC	Common Stock		582,556
	NESTLE SA	Common Stock		3,893,777
	NEWCREST MINING LTD	Common Stock		421,202
	NICE SYSTEMS LTD	Common Stock		123,876
	NIDEC CORP	Common Stock		238,948
	NIKON CORP	Common Stock		373,703
	NINTENDO CO LTD	Common Stock		178,354
	NIPPON STL & SUMITOMO METAL	Common Stock		743,684
	NIPPON TELEGRAPH & TELEPHONE C	Common Stock		294,420
	NIPPON YUSEN KK	Common Stock		554,745
	NISSAN MOTOR CO LTD	Common Stock		643,333
	NITTO DENKO CORP	Common Stock		496,600

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	NOKIA OYJ	Common Stock		254,965
	NOMURA HOLDINGS INC	Common Stock		349,852
	NORSK HYDRO ASA	Common Stock		178,217
	NOVARTIS AG	Common Stock		2,681,451
	NOVO NORDISK A/S	Common Stock		1,768,217
	NSK LTD	Common Stock		404,700
	NTT DOCOMO INC	Common Stock		413,279
	OLYMPUS CORP	Common Stock		211,420
	OMRON CORP	Common Stock		310,890
	OMV AG	Common Stock		425,573
	ORIX CORP	Common Stock		792,960
	ORKLA ASA	Common Stock		181,869
	PANASONIC CORP	Common Stock		193,633
	PEARSON PLC	Common Stock		457,822
	PEUGEOT SA	Common Stock		108,010
	PORTUGAL TELECOM SGPS SA	Common Stock		114,042
	POWER ASSETS HLDGS SPON ADR	Common Stock		119,321
	PROTHENA CORP PLC	Common Stock		4,482

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	PRUDENTIAL PLC	Common Stock		1,126,583
	PUBLICIS GROUPE SA	Common Stock		881,948
	RANDGOLD RESOURCES LTD	Common Stock		43,670
	REED ELSEVIER NV	Common Stock		266,043
	REED ELSEVIER PLC	Common Stock		295,667
	REPSOL SA	Common Stock		539,722
	REXAM PLC	Common Stock		81,845
	RICOH CO LTD	Common Stock		170,560
	RIO TINTO PLC	Common Stock		1,811,014
	ROCHE HOLDING AG	Common Stock		2,700,235
	ROLLS-ROYCE HOLDINGS PLC	Common Stock		558,813
	ROYAL DUTCH SHELL PLC	Common Stock		1,349,887
	ROYAL DUTCH SHELL PLC	Common Stock		2,370,156
	RWE AG	Common Stock		449,712
	SABMILLER PLC	Common Stock		1,005,985
	SAGE GROUP PLC/THE	Common Stock		146,488
	SANDVIK AB	Common Stock		562,456
	SANOFI	Common Stock		2,122,624

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	SAP AG	Common Stock		1,174,834
	SECOM CO LTD	Common Stock		401,280
	SEKISUI HOUSE LTD	Common Stock		97,830
	SGS SA	Common Stock		569,187
	SHARP CORP/JAPAN	Common Stock		90,480
	SHINSEI BANK LTD	Common Stock		396,000
	SHISEIDO CO LTD	Common Stock		240,414
	SHIZUOKA BANK LTD/THE	Common Stock		434,250
	SIEMENS AG	Common Stock		1,910,689
	SINGAPORE TELECOMMUNICATIONS L	Common Stock		556,513
	SINO LAND CO LTD	Common Stock		359,695
	SKF AB	Common Stock		857,430
	SMITH & NEPHEW PLC	Common Stock		358,992
	SOCIETE GENERALE	Common Stock		503,217
	SODEXO	Common Stock		980,835
	SONY CORP	Common Stock		230,720
	SSE PLC SPN ADR	Common Stock		573,638
	STATOIL ASA	Common Stock		1,227,861

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	STORA ENSO OYJ	Common Stock		290,225
	SUMITOMO CORP	Common Stock		424,380
	SUMITOMO ELECTRIC INDUSTRIES L	Common Stock		246,129
	SUMITOMO MITSUI SPONSORED ADR	Common Stock		776,719
	SUMITOMO MITSUI TR SPON ADR	Common Stock		334,133
	SUN HUNG KAI PROPERTIES LTD	Common Stock		592,968
	SVENSKA CELLULOSA AB	Common Stock		721,559
	SWIRE PACIFIC LTD	Common Stock		508,825
	SWISSCOM AG	Common Stock		301,755
	SYNGENTA AG	Common Stock		897,850
	TDK CORP	Common Stock		197,370
	TECHNIP SA	Common Stock		916,871
	TEIJIN LTD	Common Stock		268,794
	TELECOM CORP OF NEW ZEALAND LT	Common Stock		181,653
	TELECOM ITALIA SPA	Common Stock		192,801
	TELECOM ITALIA SPA	Common Stock		133,747
	TELEFONICA SA	Common Stock		969,553
	TELENOR ASA	Common Stock		465,937

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	TELSTRA CORP LTD	Common Stock		705,295
	TESCO PLC	Common Stock		910,060
	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock		634,780
	TNT EXPRESS NV-ADR	Common Stock		536,960
	TOKIO MARINE HOLDINGS INC	Common Stock		949,177
	TOKYU LAND CORP	Common Stock		219,000
	TOPPAN PRINTING CO LTD	Common Stock		215,348
	TORAY INDUSTRIES INC	Common Stock		462,975
	TOTAL SA	Common Stock		2,159,299
	TOTO LTD	Common Stock		253,470
	TOYOTA MOTOR CORP	Common Stock		2,405,850
	TREND MICRO INC	Common Stock		210,840
	UBS AG SHS NEW	Common Stock		1,349,752
	UNILEVER NV	Common Stock		968,990
	UNILEVER PLC	Common Stock		771,922
	UNITED OVERSEAS BANK LTD	Common Stock		745,695
	UNITED UTILITIES GROUP PLC	Common Stock		431,557
	UPM-KYMMENE OYJ	Common Stock		503,092

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	VEOLIA ENVIRONNEMENT	Common Stock				99,548
	VODAFONE GROUP PLC	Common Stock				2,010,666
	VOLKSWAGEN AG	Common Stock				752,900
	VOLVO AB	Common Stock				614,726
	WESTFIELD GROUP	Common Stock				666,488
	WESTPAC BANKING CORP	Common Stock				1,903,158
	WOLSELEY PLC-ADR	Common Stock				468,187
	WOLTERS KLUWER NV	Common Stock				186,030
	WOODSIDE PETROLEUM LTD	Common Stock				652,005
	WPP PLC	Common Stock				469,476
	YARA INTERNATIONAL ASA	Common Stock				98,983
	ZURICH INSURANCE GROUP-ADR	Common Stock				1,053,186
					Total Common Stock	181,062,562

	U S TREAS NT	U.S. Treasuries	0.250%	6/30/2014		555,217
	U S TREASURY BOND	U.S. Treasuries	6.500%	11/15/2026		2,536,052
	U S TREASURY BOND	U.S. Treasuries	6.625%	2/15/2027		4,691,757
	U S TREASURY BOND	U.S. Treasuries	5.250%	2/15/2029		415,453

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY BOND	U.S. Treasuries	6.125%	8/15/2029		2,272,968
	U S TREASURY BOND	U.S. Treasuries	4.500%	2/15/2036		3,224,430
	U S TREASURY BOND	U.S. Treasuries	4.750%	2/15/2037		1,378,019
	U S TREASURY BOND	U.S. Treasuries	3.750%	8/15/2041		1,516,152
	U S TREASURY BOND	U.S. Treasuries	3.125%	2/15/2042		1,605,034
	U S TREASURY BOND	U.S. Treasuries	2.750%	8/15/2042		1,578,797
	U S TREASURY BOND	U.S. Treasuries	2.750%	11/15/2042		2,398,961
	U S TREASURY NOTE	U.S. Treasuries	0.750%	8/15/2013		848,169
	U S TREASURY NOTE	U.S. Treasuries	0.750%	9/15/2013		3,384,087
	U S TREASURY NOTE	U.S. Treasuries	0.125%	9/30/2013		539,853
	U S TREASURY NOTE	U.S. Treasuries	0.250%	8/31/2014		3,350,915
	U S TREASURY NOTE	U.S. Treasuries	0.250%	9/30/2014		3,005,703
	U S TREASURY NOTE	U.S. Treasuries	0.375%	11/15/2015		2,262,120
	U S TREASURY NOTE	U.S. Treasuries	0.250%	11/30/2014		4,795,187
	U S TREASURY NOTE	U.S. Treasuries	0.625%	11/30/2017		9,826,880
	U S TREASURY NOTE	U.S. Treasuries	1.000%	11/30/2019		8,789,019
	U S TREASURY NOTE	U.S. Treasuries	0.250%	12/15/2015		2,781,716
	U S TREASURY NOTE	U.S. Treasuries	0.750%	12/15/2013		5,343,233

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY NOTE	U.S. Treasuries	0.500%	11/15/2013		2,747,598
	U S TREASURY NOTE	U.S. Treasuries	0.375%	4/15/2015		3,957,098
	U S TREASURY NOTE	U.S. Treasuries	0.250%	4/30/2014		13,675,878
	U S TREASURY NOTE	U.S. Treasuries	0.250%	8/15/2015		3,987,821
	U S TREASURY NOTES	U.S. Treasuries	0.250%	10/31/2014		2,750,643
	U S TREASURY NTS	U.S. Treasuries	1.625%	11/15/2022		375,844
	U S TREASURY NTS	U.S. Treasuries	0.625%	5/31/2017		350,547
	US TREAS-CPI	U.S. Treasuries	0.750%	2/15/2042		999,001
	US TREAS-CPI	U.S. Treasuries	0.125%	7/15/2022		55
					Total Government Bonds	95,944,207

	Assets (Held at End of Year)					3,522,317,529

*	represents party in interest
[1]	Represents taxed loan balances with original maturity dates of 2004 through 2012 for active employees. These active employees retain the right to pay back the loan balances.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation
MATCHED ASSET PLAN

Date: June 21, 2013	By:	/s/ Thomas R Colan
Thomas R. Colan, Vice President, Controller and Principal Accounting Officer
Member, CSC Employee Benefits Fiduciary Committee